UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AppLovin Corporation

(Name of Issuer)

Class A common stock, par value $0.00003 per share

(Title of Class of Securities)

03831W 108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03831W 108

1.	Names of Reporting Persons. John Krystynak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,872,419 shares (1)
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 20,872,419 shares (1)
	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,872,419 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 20,872,419 shares of Class A Common Stock.
(2)	Percentage ownership based on 302,711,061 shares of Class A Common Stock of the Issuer outstanding as of December 31, 2022.

Item 1(a)	Name of Issuer:

AppLovin Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1100 Page Mill Road

Palo Alto, California 94304

Item 2(a)	Name of Person Filing:

John Krystynak

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o AppLovin Corporation

1100 Page Mill Road

Palo Alto, California 94304

Item 2(c)	Citizenship:

The Reporting Person is a United States citizen.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00003 per share

Item 2(e)	CUSIP Number:

03831W 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

/s/ John Krystynak
John Krystynak